March __, 2010

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Cole:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 1, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 173 to its registration statement, filed on behalf of its series, the Newgate Global Resources Fund (the “Fund”).  PEA No. 173 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 14, 2010 for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Registrant is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  In addition, the Trust has attached hereto as Appendix A the applicable sections of the Prospectus, showing the revisions made pursuant to the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

Comment 1:	With respect to the “Less: Fee Waiver/Expense Reimbursement” line item, please remove the word “less” and do not indent the line item.

Response:	The Trust responds by making the requested revisions.

Comment 2:
The Staff notes that the operating expense limitation agreement described in footnote (2) to the “Fees and Expenses of the Fund” table does not have a term of at least one year from the effective date of the Fund’s registration statement.  To the extent that the term of this agreement does not extend for at least one year from the effective date of the Fund’s registration statement, please remove footnote (2) and do not show the effect of the fee waiver/expense reimbursement as a line item in the table.

Response:
The Trust responds by noting that the term of the Fund’s operating expense limitation agreement has been extended to run at least through March 31, 2011, which is at least one year from the effective date of the Fund’s registration statement and by updating the footnote accordingly.

Comment 3:	If the fund’s acquired fund fees and expenses (“AFFE”) are less than 0.01%, please incorporate into the “Other Expenses” line item rather than showing AFFE as a separate line item.

Response:	The Trust responds by stating supplementally that the Fund’s AFFE are greater than 0.01%, and as such will remain disclosed as a separate line item, as shown in Appendix A attached hereto.

Prospectus – Summary Section – Principal Risks

Comment 4:	Please include disclosure specifically addressing the risks of investing in emerging markets.

Response:	The Trust responds by adding emerging markets risk disclosure to this section, as shown in Appendix A attached hereto.

Prospectus – Summary Section – Performance

Comment 5:
If updated performance information will be available by visiting the Fund’s website and/or by contacting the Fund by telephone, please add disclosure stating so, including the Fund’s website and/or toll-free telephone number.

Response:	The Trust responds by adding the following disclosure to this section, as shown in Appendix A attached hereto.

“Updated performance information is available on the Fund’s website at www.newgatefunds.com or by calling the Fund toll-free at 888-9-Newgate (888-963-9428).”

Comment 6:
With respect to the footnotes to the “Average Annual Total Returns” table, please revise so that these appear as text adjacent to the table, rather than as footnotes.  Please include the text of footnote (2) only if the statement is true for the information shown in the adjacent table.

Response:	The Trust responds by revising footnote (1) to appear as text adjacent to the table and deleting footnote (2), as shown in Appendix A attached hereto.

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers

APPENDIX A

Newgate Global Resources Fund
Prospectus, Page 1 - revised per Comments 1, 2 and 3:

Summary Section

Investment Objectives.  The investment objectives of the Newgate Global Resources Fund (the “Fund”) are long-term growth of capital plus protection against inflation and declining U.S. dollar by investing in high-quality companies involved in the production, extraction, processing, distribution and transportation of natural resources of any kind.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts on Class A shares if you or your family invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and under “Shareholder Information – Class A Sales Charge Reductions and Waivers” beginning on page 13 of this Prospectus and under “Purchase and Redemption of Fund Shares – Sales Charge on Class A Shares” beginning on page 34 of the Fund’s SAI.

Share Class	Class A	Class I
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of the offering price)	5.25%	None
Maximum deferred sales charge (load) (as a percentage of the offering price)	None	None
Maximum level sales charge (load) (as a percentage of the offering price)	0.50%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%
Distribution (12b-1) and Shareholder Servicing Fees	0.35%	None
Other Expenses	59.27%	78.22%
Acquired Fund Fees and Expenses(1)	0.02%	0.02%
Total Annual Fund Operating Expenses	60.44%	79.04%
Fee Waiver/Expense Reimbursement	-58.67%	-77.62%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement(2)	1.77%	1.42%

(1)
Please note that the Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this prospectus, which do not include Acquired Fund Fees and Expenses.

(2)
Pursuant to an operating expense limitation agreement between Newgate Capital Management LLC, the Fund’s investment adviser (the “Adviser”) and the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of Acquired Fund Fees and Expenses) do not exceed 1.75% and 1.40% of the Fund’s average annual net assets, for Class A shares and Class I shares, respectively, through March 31, 2011, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for management fees it waived and Fund expenses it paid.

APPENDIX A

Newgate Global Resources Fund
Prospectus, Page 3 - revised per Comment 4:

Principal Risks.  Remember that in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The principal risks of investing in the Fund are:

•	Management Risk. Risk that the Adviser’s investment strategies for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.
•	General Market Risk. Risk that the value of the Fund’s shares will fluctuate based on the performance of the Fund’s investments and other factors affecting the securities markets generally.
•
Foreign Securities Risk.  The risk of investments in foreign companies involve certain risks not generally associated with investments in the securities of U.S. companies, including changes in currency exchange rates, unstable political, social and economic conditions, a lack of adequate or accurate company information, differences in the way securities markets operate, less secure international banks or securities depositories than those in the U.S. and foreign controls on investment. In addition, individual international country economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position.

•
Emerging Markets Risk.  The risk of investing in securities of companies located in developing or emerging markets may be heightened because countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.

•
Natural Resources Industry Concentration Risk.  Because the Fund’s investments are concentrated in the natural resources industry, the value of its investments will be affected by factors related to that industry and may fluctuate more widely than that of a fund that invests in a broad range of industries.

•
Equity Market Risk.  Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.  Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

•
Convertible Securities Risk.  A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.

•
Large-Cap Company Risk.  Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors.  Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

APPENDIX A

Newgate Global Resources Fund
Prospectus, Page 4 - revised per Comment 5:

Performance.  The bar chart and the Average Annual Total Returns table provide some indication of the risks of investing in the Fund by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.  Remember, the Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.newgatefunds.com or by calling the Fund toll-free at 888-9-Newgate (888-963-9428).

Class I Shares1
Calendar Year Returns as of December 31

The Fund’s calendar year-to-date return as of February 28, 2010 was -2.76%.  During the period shown in the bar chart, the best performance for a quarter was 19.47% (for the quarter ended September 30, 2009).  The worst performance was 3.10% (for the quarter ended March 31, 2009).

1 The returns shown in the bar chart are for Class I shares.  The performance of Class A shares will differ due to differences in expenses.

APPENDIX A

Newgate Global Resources Fund
Prospectus, Page 5 - revised per Comment 6:

Average Annual Total Returns
	Period Ended December 31, 2009
	One Year	Since Inception (12/31/2008)
Class I Shares
Return Before Taxes	59.22%	59.22%
Return After Taxes on Distributions	57.51%	57.51%
Return After Taxes on Distributions and Sale of Fund Shares	38.71%	38.71%
Class A Shares
Return Before Taxes	50.31%	50.31%
Dow Jones UBS Commodity Index (reflects no deduction for fees, expenses or taxes)	18.91%	18.91%

After-tax returns are shown for Class I shares only and will vary for Class A shares.  After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Investment Adviser.  Newgate Capital Management LLC is the Fund’s investment adviser.

Portfolio Managers.  The following individuals have served as the Fund’s portfolio managers since 2008:

Portfolio Manager	Primary Title
Avy E. Hirshman	Managing Director and Chief Investment Officer of the Adviser
James A. Trainor	Managing Director and Senior Portfolio Manager of the Adviser
Sonia G. Rosenbaum, Ph.D.	Managing Director and Director of Research of the Adviser
Matthew E. Peterson	Principal and Portfolio Manager of the Adviser
David K. Lee	Portfolio Manager and Investment Director of the Adviser
Maria Eugenia Tinedo	Principal, Portfolio Manager and Senior Research Analyst of the Adviser

Purchase and Sale of Fund Shares.  You may conduct transactions by mail (Newgate Global Resources Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 (for overnight or express mail)), or by telephone at 888-9-NEWGATE (888-963-9428).  Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly.  The minimum initial investment for Class A shares is $5,000 for